Exhibit (a)(1)(e)

TRI-S SECURITY CORPORATION

Supplement No. 1 to

Amended and Restated

Offer to Exchange

10% Convertible Promissory Notes Due 2008

for

14% Convertible Promissory Notes Due 2010 plus Warrants

This Supplement No. 1 to Offer to Exchange (this “Supplement No. 1”) supplements and amends our amended and restated Offer to Exchange dated October 17, 2008 (the “Offer to Exchange”) and the related Exchange Offer Materials which set forth the terms and conditions of our offer to exchange our 10% Convertible Promissory Notes Due 2008 (the “Existing Notes”) for our 14% Convertible Promissory Notes Due 2010 (the “New Notes”) plus warrants to purchase shares of our common stock. Unless otherwise indicated, capitalized terms used in this Supplement No. 1 have the same meanings given to them in the Offer to Exchange.

Except as set forth in this Supplement No. 1, the terms and conditions of the Exchange Offer remain as set forth in the Offer to Exchange. This Supplement No. 1 should be read in conjunction with the Offer to Exchange and is qualified by reference to the Offer to Exchange except to the extent that the information in this Supplement No. 1 supersedes the information contained in the Offer to Exchange.

Subject to the changes to the terms and conditions discussed in this Supplement No. 1, Existing Noteholders who wish to tender their Existing Notes and have not yet done so may continue to use the letter of transmittal previously delivered to them with the Offer to Exchange. Existing Noteholders who have already tendered and not withdrawn their Existing Notes do not need to take any additional action to receive New Notes and Warrants pursuant to the Exchange Offer.

As discussed in this Supplement No. 1, we have extended the expiration date of the Exchange Offer to 5:00 p.m., Eastern Standard time, on November 13, 2008, unless further extended by us. Existing Noteholders may withdraw any previously tendered Existing Notes at any time prior to 5:00 p.m. Eastern Standard time, on the expiration date.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS SUPPLEMENT NO. 1. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

See “Risk Factors” beginning on page 12 of the Offer to Exchange, as supplemented and amended by the information contained in this Supplement No. 1 under “Risk Factors Relating to Our Securities”, for a discussion of certain risks you should consider before determining whether to participate in the Exchange Offer.

The date of this Supplement No. 1 is November 6, 2008.

Risk Factors Relating to Our Securities

If we do not regain compliance with the NASDAQ Marketplace Rules by December 3, 2008, then the NASDAQ Stock Market will notify us that our securities will be delisted from the NASDAQ Capital Market.

Our common stock is currently listed for trading on the NASDAQ Capital Market. We must satisfy certain minimum listing maintenance requirements to maintain such listing, including a series of financial tests relating to shareholders’ equity or net income or market value, public float, number of market makers and shareholders, and maintaining a minimum bid price for our common stock.

On August 20, 2008, the NASDAQ Stock Market notified us that we no longer satisfy the minimum $2.5 million shareholders’ equity requirement for continued listing on the NASDAQ Capital Market, as required by the NASDAQ Marketplace Rule 4310(c)(3) (the “Rule”). As requested by the NASDAQ Stock Market staff, we submitted to the NASDAQ Stock Market our plan to achieve and sustain compliance with all requirements for continued listing on the NASDAQ Capital Market. Our plan includes, among other things, the successful completion of the Exchange Offer.

On October 29, 2008, the NASDAQ Stock Market staff notified us that it believes that we have provided a definitive plan evidencing our ability to achieve and sustain compliance with the Rule, and as such, has determined to grant to us an extension of time. Pursuant to the staff’s notification, we have until December 3, 2008 to evidence compliance with the Rule. If we are unable to evidence compliance with the Rule by December 3, 2008, then the NASDAQ Stock Market will notify us that our securities will be delisted from the NASDAQ Capital Market. At that time, we would be afforded an opportunity to request a hearing before a NASDAQ Listing Qualifications Panel. Our securities will remain listed on the NASDAQ Capital Market pending a decision by the NASDAQ Listing Qualifications Panel following the hearing.

If our common stock is delisted form the NASDAQ Capital Market, then our common stock may trade on the Over-the-Counter-Bulletin Board, which is viewed by most investors as a less desirable and less liquid marketplace. Delisting from the NASDAQ Capital Market could make trading our common stock more difficult for our investors, leading to declines in share price. Delisting of our common stock could also make it more difficult and expensive for us to raise additional capital.

Changes to Our Board of Directors

On November 5, 2008, we amended the Director Designation Agreement between us and Select Contrarian Value Partners, L.P., an Existing Noteholder and a beneficial owner of greater than 5% of our common stock (“Select Contrarian”), to: (i) reduce the number of persons Select Contrarian may designate to serve on our board of directors from two (2) persons to one (1) person; and (ii) give Select Contrarian the right to appoint one (1) person to serve as an observer to our board of directors (as amended, the “Director Designation Agreement”). Pursuant to the Director Designation Agreement, we have agreed to:

•	increase the size of our board of directors from four (4) to five (5) members;

•	elect one (1) person designated by Select Contrarian to fill the vacancy created by such increase (the “Designee”) and slate the Designee in a director class in accordance with applicable law;

•	at the request of Select Contrarian, appoint the Designee to serve on each of the committees of our board of directors;

•	use our reasonable efforts to cause our board of directors to continue to include the Designee thereon until the Director Designation Agreement terminates; and

•	permit one (1) additional person appointed by Select Contrarian to attend and participate in all meetings of our board of directors in a non-voting observer capacity (the “Observer”).

The Director Designation Agreement requires us to increase the size of our board of directors and elect the Designee to our board of directors no later than two weeks after we receive notice from Select Contrarian, subject to certain exceptions. Notwithstanding the foregoing, we will not be required to make these changes to our board of directors unless the Designee: (i) is “independent” for purposes of the NASDAQ Stock Market listing standards and (ii) agrees to resign from our board of directors effective on the date on which the Director Designation Agreement terminates and submits to us a written notice to such effect in connection with such Designee’s election to our board of directors. In addition, we will not be required to appoint the Designee to any committee of our board of directors unless such Designee possesses the qualifications to serve as required by the NASDAQ Stock Market listing requirements, the SEC rules and regulations and the provisions of the applicable committee charter. Furthermore, the Observer appointed by Select Contrarian must agree, among other things, to hold in confidence and trust and to act in a fiduciary manner in accordance with applicable law with respect to all non-public information concerning us which is disclosed to the Observer or of which the Observer becomes aware.

The Designee and the Observer shall each be entitled to receive the same compensation package as our directors receive for their service on our board of directors.

The Director Designation Agreement will not become effective or enforceable against us unless and until such time as (i) Select Contrarian validly tenders its Existing Notes in the Exchange Offer and (ii) the exchange date has occurred. The Director Designation Agreement will terminate at such time as we have satisfied our obligations to Select Contrarian under its New Note or Select Contrarian no longer holds such New Note, whichever is earlier.

Changes in Executive Compensation

As previously disclosed in the Offer to Exchange, we have agreed with Ronald G. Farrell, our Chief Executive Officer, to amend his employment agreement as follows: (i) to reduce his annual salary by (a) 25% during the period from January 1, 2009 through June 30, 2009 and (b) 50% during the period from July 1, 2009 through June 30, 2010; and (ii) to grant to Mr. Farrell (a) 100,000 shares of our common stock on the date the amendment to his employment agreement is executed and (b) 81,406 shares of our common stock on January 1, 2009. Notwithstanding the foregoing, the reduction in Mr. Farrell’s annual salary shall not affect the calculation of bonus, severance or other amounts which Mr. Farrell is entitled to receive, and which are calculated with reference to Mr. Farrell’s “base salary”, under his employment agreement and such bonus, severance and other amounts will be calculated and made as if the reduction in Mr. Farrell’s annual salary had not occurred. The stock grants, if made, will be made pursuant and subject to the terms and conditions of our 2004 Stock Incentive Plan, as amended and restated (the “Incentive Plan”).

We have further agreed with Mr. Farrell that the stock grants will vest in a manner such that an aggregate of 10,000 shares will vest on the last day of each month during the period from January 1, 2009 through May 31, 2010, and the remaining unvested shares underlying the stock grants will vest on June 30, 2010. Notwithstanding the foregoing, if we experience a “change in control” (as defined in the Incentive Plan), or if Mr. Farrell resigns, is terminated from his position, ceases to be our Chief Executive Officer or otherwise ceases to be employed by us, then all shares underlying the stock grants which have not vested by the end of the month in which such change in control occurs, or at the time of such resignation, termination or cessation, will be forfeited.

The amendment of Mr. Farrell’s employment agreement to effect the foregoing changes in his compensation shall be made promptly after the exchange date if, and only if, Select Contrarian tenders its Existing Note in the Exchange Offer.

Material Impairment

In connection with the preparation and review of our financial statements for the quarter ended September 30, 2008, we concluded, in accordance with generally accepted accounting principles in the United

States, that a significant non-cash impairment charge is required to be recorded for such quarter to reduce the carrying value of the goodwill associated with our wholly-owned subsidiary, The Cornwall Group, Inc. (“Cornwall”). As a result of the non-renewal of certain of Cornwall’s contracts during such quarter, we conducted an impairment evaluation that indicated that the estimated fair value of Cornwall’s goodwill is less than its carrying value. We estimate the pre-tax impairment charge to be approximately $4 million. The final charge will be determined following the completion of certain asset valuations and will be recorded and reported in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. Prior to the adjustment relating to the charge, the carrying value of Cornwall’s goodwill was approximately $8.3 million. While the goodwill impairment charge will reduce our reported results under accounting principles generally accepted in the United States, it will be non-cash in nature and will not affect our liquidity, cash flow from operating activities or future operations.

Where You Can Find More Information

We incorporate by reference into this Supplement No. 1 and our Offer to Exchange our Current Report on Form 8-K filed on November 6, 2008.

Extension of the Expiration Date

As described in our press release dated November 5, 2008, we have extended the Expiration Date of the Exchange Offer from 5:00 p.m., Eastern Daylight time, on November 5, 2008, to 5:00 p.m., Eastern Standard time, on November 13, 2008.

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